Exhibit 99.1

Rocket Fuel Equity Awards and ESPP FAQs

Dated 7/26/2017

Below are FAQs to help you understand what happens to your Rocket Fuel issued equity awards (that is, stock options, restricted stock units (RSUs) and restricted stock awards) and the treatment of the ESPP.

Q:           What do I need to do relative to this transaction to ensure I get the payout?

A:            With respect to your vested in-the-money options, your vested RSUs that have not yet been settled and your shares of restricted stock that vest in accordance with the transaction, as described below, you do not need to take any action to receive the payout described below.  Any payout owed to you with respect to these awards will be automatically paid to you, less applicable tax withholdings, as soon as practicable after the closing date.  With respect to your owned shares, you must decide whether you wish to participate in the tender offer.  You will receive information on how to implement your decision when the tender offer commences.

Q:           When is the vesting of Rocket Fuel equity awards going to stop? (or) has it already stopped?

A:            Vesting will continue in accordance with the terms of the applicable equity award up through the close date, subject to continued service through such time.

Q:           Can I keep my Rocket Fuel issued equity awards?

A:            No.  All outstanding equity awards will be cancelled per the terms of the Merger Agreement and related documents.

Q:           How will options, restricted stock awards and RSUs granted by Rocket Fuel be treated in the transaction?

A:            With respect to each outstanding vested stock option, employees will receive $2.60 minus the exercise price, and with respect to each outstanding vested share of restricted stock and each outstanding vested RSU, employees will receive $2.60, in each case, less applicable tax withholding.  Vested and unvested stock options that are “at-the-money” or “underwater” (that is, stock options that have a strike price equal to or above $2.60 per share) will be cancelled for no consideration.  25% of the number of shares originally subject to an employee’s “in-the-money” stock options (that is, stock options that have a strike price below $2.60 per share) and 25% of the total number of shares originally subject to each of an employee’s RSU and restricted stock awards will be accelerated immediately prior to close and receive the same cash amount as described above for vested awards.  Of course, an award can never vest in more than 100% of the shares originally subject to the award. The remainder of an employee’s unvested options, unvested restricted stock and unvested RSUs will be cancelled for no consideration.

Ex:  An employee was originally granted 10,000 RSUs, and prior to the closing of the transaction, 5,000 of such RSUs vested and the corresponding shares were issued to the employee.  25% of the total original grant is 2,500 RSUs.  Shortly following consummation of the transaction, the employee receives 2,500 x $2.60 = $6,500 in cash, less applicable tax withholding, through payroll.  The remaining 2,500 RSUs will be cancelled for no consideration.

Q:           How will the payout for our cancelled equity awards and for my already owned shares be handled? Will it be in the form of a check, deposited to our E*TRADE accounts, or deposited along with our direct deposit?

A:                                   Rocket Fuel will pay out any vested “in-the-money” options (including any in-the-money options that accelerate as described above) and the accelerated restricted stock/RSUs via payroll, less applicable tax withholding, shortly following the time the deal closes.  For employees who hold common stock in their E*TRADE or other brokerage account, E*TRADE will deposit the payout for those shares into each such employee’s E*TRADE account.  If you still own shares at Computershare, you will receive a check from Computershare, mailed to the address on file with Computershare.  Shares held at other brokers will be paid out by the broker.

Q:                                  If my vested equity awards are cancelled in exchange for the cash payment, when will I receive the cash payout for my vested awards?

A:                                   Soon after the transaction closes.

Q:           What will happen with the ESPP Program?

A:                                   For those employees who are actively participating in the current offering periods, the offering periods will be shortened, and your accumulated contributions will be used to purchase shares on a final purchase date in August that is yet to be determined.  If you do not want to purchase shares on the final purchase date, you can withdraw from the ESPP by following the standard process, which requires you to withdraw more than 10 days prior to the purchase date.  If your request is made prior to such deadline, you will receive a full refund through payroll prior to the final purchase date, and shares will not be purchased on your behalf.  If your request is not made with enough time to process, you will purchase shares which will be deposited into your E*TRADE account.  Those shares will be treated the same as other owned shares.  More details about the final purchase date will be provided.

Q:                                  When will I receive the cash payout for ESPP shares that I own from prior ESPP purchases and the upcoming ESPP purchase?

A:                                   The payout is expected to occur soon after the transaction closes.  The payout will be on all shares you own regardless of when you made the purchase. (See Q4 above)

Q:                                  How will these payouts for my equity awards be taxed?

A:                                   Payouts made through Rocket Fuel payroll as payment for your cancelled equity awards will be treated as ordinary income in the U.S., and subject to applicable tax withholdings  If you are outside of the U.S., the payments will be taxed according to the local law in other countries (generally as employment income).  However, employees may owe more depending on their own personal tax situation.

Q:           How will payouts for my owned shares be taxed?

A:                                   It depends on how you purchased your shares.  Typically, payment for your owned shares will be treated as either long-term or short-term capital gains (if you are in the U.S.).  In the U.S. and other countries, the payout for common stock will be taxable in a manner similar to when you sell shares of stock.  It is your responsibility to report and pay your own taxes.  Contact your broker if you need additional information about how they report taxes.

However, if the shares you own were purchased under the ESPP, different tax treatment generally will apply for U.S. taxpayers, and the tax treatment will depend on whether the disposition of your ESPP shares is a “qualifying disposition” or “disqualifying disposition” for U.S. tax purposes.  Please see the prospectus related to the ESPP, (found on our intranet by clicking here: ESPP Prospectus) for information on what constitutes a qualifying disposition” and “disqualifying disposition” of ESPP shares and a description of the U.S. federal tax treatment of each.  It is your responsibility to report and pay your own taxes, although the Company also has certain reporting requirements in the U.S. related to the disposition of ESPP shares.  Contact your broker if you need additional information about how they report taxes.

You should consult with your tax advisor to determine your personal tax consequences. If you are a resident of or subject to the tax laws of more than one country, you should be aware that there may be additional or different tax and social insurance consequences that may apply to you.

Q:           What happens if I terminate employment prior to the closing date for the transaction?

A:            Your equity awards will stop vesting as of your termination date.  All unvested awards will be cancelled immediately. If your vested equity awards remain outstanding as of the closing date, they will be treated as described above.  If you have further questions regarding the treatment of your equity awards, please contact Stock Administration (see Q&A 13, below).

Q:           What happens to the shares of stock that I received when my RSUs vested and/or I exercised stock options?

A:            If you hold shares at E*TRADE, Computershare or any other broker, you will automatically receive the cash payout.  See Q4.

Q:           Is the trading window going to be open?

A:            The trading window is expected to open in August following our Q2 earnings release.

Q:           Whom can I contact if I have questions about the offer, or if I need additional copies of the offer documents?

A.            You should direct questions about this offer and requests for additional copies of this Offer to Exchange and the other offer documents to:

Rocket Fuel Inc. Stock Administration

E-mail: stock@rocketfuelinc.com

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Rocket Fuel Inc. (“Rocket Fuel”), Sizmek Inc. (“Sizmek”), through an affiliate, will commence a tender offer for all of the outstanding shares of Rocket Fuel. The tender offer has not commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Rocket Fuel. It is also not a substitute for the tender offer materials that Sizmek will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Sizmek will file tender offer materials on Schedule TO with the SEC, and Rocket Fuel will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY ROCKET FUEL’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Rocket Fuel’s stockholders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all of Rocket Fuel’s stockholders by contacting Rocket Fuel at ir@rocketfuel.com or by phone at (650) 481-6082, or by visiting Rocket Fuel’s website (www.rocketfuel.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Rocket Fuel with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. ROCKET FUEL’S STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY SIZMEK OR ROCKET FUEL WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, SIZMEK AND ROCKET FUEL.